[Chesapeake Utilities Corporation Letterhead]

September 22, 2008

William Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE: Chesapeake Utilities Corporation; File No. 1-11590

Dear Mr. Thompson:

We are in receipt of the Staff’s comment letter dated September 9, 2008 regarding our Form 10-K for fiscal year ended December 31, 2007 and our Form 10-Q for the fiscal quarter ended June 30, 2008.  We intend to provide our response by October 3, 2008.

Thank you for your consideration in this matter.

Sincerely,

/s/ Beth W. Cooper
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Beth W. Cooper
Senior Vice President & CFO

Chesapeake Utilities Corporation
909 Silver Lake Boulevard     ●     Dover, Delaware 19904     ●     302.734.6799      ●      302.734.6750: fax